[redacted]

SEC 13025875 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS Capital Securities, LLC (formerly MCA Securities, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Camden Drive - 4th Floor
(No. and Street)

Beverly Hills (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Saliba (310) 279-5116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – if individual, state last, first, middle name)

225 West Illinois Street, Suite 300, Chicago, IL 60654
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Trevor M. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMS Capital Securities, LLC (formerly MCA Securities, LLC), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN JUSTIN SHAW
Commission # 1965996
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2016

JOHN JUSTIN SHAW
Notary Public

Signature

CHAIRMAN / PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NMS CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

SS&G

Certified Public Accountants and Advisers

Chicago Office

225 West Illinois Street

Suite 300

Chicago, IL 60654

312-222-1400

fax: 312-222-1377

www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NMS Capital Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of NMS Capital Securities, LLC (formerly MCA Securities, LLC) as of December 31, 2011, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NMS Capital Securities, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Capital Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

SS&G, Inc.

February 20, 2012

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
CURRENT ASSETS		
Cash	$	48,357
OTHER ASSETS		
Other assets		5,545
Total Assets	$	53,902
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	47
MEMBERS' EQUITY		53,855
Total Liabilities and Members' Equity	$	53,902

(See accompanying notes to financial statements)

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Fee income	$ 10,000
EXPENSES	
Regulatory and membership fees	4,201
Professional fees	11,629
Office rent	6,750
Utilities	1,500
Office expense	1,142
Insurance	154
Illinois replacement tax	250
Bank service charges	15
Total Expenses	25,641
LOSS FROM OPERATIONS	(15,641)
OTHER INCOME	
Interest income	13
NET LOSS	$(15,628)

(See accompanying notes to financial statements)

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

BALANCE - JANUARY 1, 2011	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - DECEMBER 31, 2011	$ -

(See accompanying notes to financial statements)

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

BALANCE - JANUARY 1, 2011	$ 20,482
Net loss for the year ended December 31, 2011	(15,628)
Members' contributions	100,000
Members' distributions	(50,999)
BALANCE - DECEMBER 31, 2011	$ 53,855

(See accompanying notes to financial statements)

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(15,628)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) decrease in assets:	
Other assets	(5,445)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	47
Net Cash Used by Operating Activities	(21,026)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	100,000
Distributions to members	(50,999)
Net Cash Provided by Financing Activities	49,001
NET INCREASE IN CASH	27,975
CASH - BEGINNING OF YEAR	20,382
CASH - END OF YEAR	$ 48,357

(See accompanying notes to financial statements)

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2011

Note 1 - Organization

NMS Capital Securities, LLC, (the Company) is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and is registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953 .The Company was formed as a limited liability company in the State of Illinois on November 3, 2000. MCA Securities, LLC membership interest was purchased by NMS Capital Group, LLC, the parent of the company in 2011.

Note 2 - Summary of Significant Accounting Policies

Nature of Operations
The Company was formed to act as a broker-dealer.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Income Taxes
The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company had elected to be treated as a partnership for income tax purposes. The taxable income of the partnership therefore flowed through to the members and was reported on their personal income tax returns. As of the date of being acquired by NMS Capital Group, LLC, the Company became a single member LLC, and will no longer be required to file a tax return in the federal or Illinois jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk related to cash.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. As of December 31, 2011, the Company had net capital of $- which was $(5,000) in excess of its required net capital of $5,000.

Note 4 - Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

Note 5 - Related Party Transactions

The Company operates out of offices leased by an affiliated entity. In accordance with an agreement, the Company has agreed to pay the affiliate a total of $1,500 per month, in reimbursement of operating expenses incurred by the parent in connection with maintaining its offices. $1,500 was paid to the parent company in 2011.

MCA Securities, LLC , the former company, operated out of an office leased by an affiliated entity that is owned by the members of MCA Securities, LLC. In accordance with the agreement,MCA Securities, LLC had agreed to pay the affiliate a total of $2,500 per quarter (consisting of $1,750 for rent, $500 for utilities and $250 for other office expenses), in reimbursement of operating expenses incurred by the affiliate in connection with maintaining its offices. $7,500 was paid to the affiliate in 2011.

Fee revenue earned represents private placement fees earned from the sale of an investment. The purchaser of the investment is a private equity fund that is owned and managed by the parent company. $10,000 fee revenue was recognized from this sale.

Note 6- Subsequent Events

The Company has evaluated subsequent events through February 20, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

NMS CAPITAL SECURITIES, LLC (FORMERLY MCA SECURITIES, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL

Total members' equity	$ 53,855
Deduct members' equity not allowable for net capital	5,545
Total members' equity qualified for net capital	48,310
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	48,310
Deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	48,310
Haircuts on securities	-
Net Capital	$ 48,310
Total aggregate indebtedness	$ 47
Percentage of aggregate indebtedness to net capital	10 %

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2011.

(See accompanying notes to financial statements)

SS&G
Certified Public Accountants and Advisers

Chicago Office
225 West Illinois Street
Suite 300
Chicago, IL 60654
312-222-1400
fax: 312-222-1377
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROLS

To the Board of Directors
NMS Capital Securities, LLC

In planning and performing our audit of the financial statements of NMS Capital Securities, LLC (formerly MCA Securities, LLC) (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented,or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G

www.SSandG.com

SS&G, Inc.

February 20, 2012

NMS CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012